Exhibit 12.1

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2003	2002	2001		2000	1999
Earnings (loss) before taxes	$319.7	$230.2	$(113.	7)	$113.9	$171.2
Plus:
Interest expensed and capitalized	144.2	83.2	89.7		98.5	109.6
Interest expense within rent	22.6	17.1	21.7		25.4	18.0
Amortization of capitalized interest	1.9	2.0	2.3		2.0	1.9
Distributed income of equity
investees	4.5	--	--		--	1.5
Less:
Interest capitalized	(3.1)	(2.4)	(1.4)		(3.3)	(2.0)

Adjusted earnings (loss)	489.8	330.1	(1.4)		236.5	300.2

Fixed charges (1)	166.8	100.3	111.4		123.9	127.6

Ratio of earnings to fixed charges	2.9x	3.3x	0.0x	(2)	1.9x	2.4x

(1)     Fixed charges include interest expensed and capitalized as well as interest expense within rent.

(2)     During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.